CUSIP No. 29385B109	13D	Page 93 of 100

Exhibit 99.15

EXECUTIVE OFFICERS AND DIRECTORS

OF

TERRANOVA PARTNERS LP

Set forth below is a list of each executive officer and director of Terranova Partners LP setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Vahan Kololian 2 Bloor St. W. Suite 3400, Toronto ON M4W 3E2	Controlling person of Terranova Partners LP, an investment company.